September 27, 2013

VIA EDGAR

Jeffrey Foor

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Dunham Funds, File No. 811-22153

Dear Mr. Foor:

On July 17, 2013, Dunham Funds (the "Registrant"), on behalf of its series, Dunham International Opportunity Bond Fund and Dunham Floating Rate Bond Fund (the "Funds"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In telephone conversations on September 11, 2013 and September 12, 2013, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Both Funds

Comment 1.  In Fees and Expenses of the Fund, consider deleting the last three line items under Shareholder Fees given that all share classes say “None”.

Response.  The Registrant has not revised the fee table because the Registrant would like to have the presentation of the shareholder fee information be consistent with the other series of the Registrant, which will be offered in the same prospectus as the Funds.

Comment 2.  Please provide the advisory fee and performance fee benchmark prior to effectiveness of the Funds. Please confirm that the Registrant will include the benchmark in the 485A filing for new series using the fulcrum fee going forward.

September 27, 2013

Response.  The Registrant will include the benchmark if it is known at the time of the 485A filing; however, because the benchmark is heavily negotiated and requires prior board approval, it often is not yet known at the time of initial filing.  The advisory fee and performance benchmark information for the Funds are set forth below:

Dunham Floating Rate Bond Fund:  The Adviser will receive a fee at the annual rate of 0.60% and the Sub-Adviser will receive a fulcrum fee as follows: The fulcrum base fee rate will be 40 basis points (0.40%) and the fulcrum fee rate will be plus or minus 20 basis points (0.20%), dependent on the Fund’s out performance or underperformance of the S&P / LSTA Leveraged Loan Index (the “Benchmark Index”), measured over a 12-month rolling performance period.  The maximum fee rate of 60 basis points (0.60%) may be achieved by outperforming the Benchmark Index by 175 basis points (1.75%) or more.  The minimum fee rate of 20 basis points (0.20%) may be achieved by underperforming the Benchmark Index by 175 basis points (1.75%) or more. Outperforming or underperforming by less than 175 basis points (1.75%) will result in a fee rate calculated as follows: plus (minus) 1 basis (0.01%) for every 8.75 basis points (0.0875%) of outperformance (underperformance).  The null zone will be set at 0 basis points (0.00%). During the first year of operations, there is not an existing 12-month performance history so only the minimum fee rate (20 basis points) will be paid out and once a full 12-month performance period is established, then any excess fee earned will be paid out.

Therefore, the total management fee will vary with the performance of the Fund relative to the Benchmark Index. The total management fee will generally vary between 0.80% and 1.20%.

Dunham International Opportunity Bond Fund:The Adviser will receive a fee at the annual rate of 0.60% and the Sub-Adviser will receive a fulcrum fee, as follows: The fulcrum base fee rate will be 45 basis points (0.45%) and the fulcrum fee rate will be plus or minus 25 basis points (0.25%), dependent on the Fund’s out performance or underperformance of the Barclays Global Ex-US Aggregate Bond Index Unhedged (the “Benchmark Index”), measured over a 12-month rolling performance period.  The maximum fee rate of 70 basis points (0.70%) may be achieved by outperforming the Benchmark Index by 100 basis points (1.00%) or more.  The minimum fee rate of 20 basis points (0.20%) may be achieved by underperforming the Benchmark Index by 100 basis points (1.00%) or more. Outperforming or underperforming by less than 100 basis points (1.00%) will result in a fee rate calculated as follows: plus (minus) 1 basis (0.01%) for every 4.00 basis points (0.04%) of outperformance (underperformance).  The null zone will be set at 0 basis points (0.00%). During the first year of operations, there is not an existing 12-month performance history so only the minimum fee rate (20

September 27, 2013

basis points) will be paid out and once a full 12-month performance period is established, then any excess fee earned will be paid out.

Therefore, the total management fee will vary with the performance of the Fund relative to the Benchmark Index. The total management fee will generally vary between 0.80% and 1.30%.

Comment 3.  In Principal Investment Strategies, it states that the Fund may invest in swaps.  Please clarify in the disclosure in which kinds of swaps the Fund will invest.  Also, confirm supplementally that, (i) if the Fund sells credit default swaps, the Fund will cover the full notional value and, (ii) if the Fund invests in total return swaps, the Fund will set aside an appropriate amount of segregated assets; the Registrant is aware that the SEC has issued a concept release regarding total return swaps in 2011; and the Registrant is aware that the SEC may issue future guidance regarding total return swaps that could impact how the Fund operates.

Response.  The Registrant has revised the disclosure for each Fund after swaps are mentioned to indicate that the swaps in which the Fund invests include interest rate swaps, inflation swaps and credit default swaps. The Registrant confirms that the full notional value of any credit default swaps sold by the Fund will be covered.

Dunham International Opportunity Bond Fund

Comment 4.  In Principal Investment Strategies, in the Fund’s definition of “bonds”, please disclose in which kinds of derivatives and other instruments the Fund intends to invest that the Fund considers to have similar economic exposure to bonds.  Supplementally, explain how these instruments will be valued and confirm that the notional value of the derivatives will not be used for purposes of determining compliance with the 80% investment policy.

Response.  The Registrant has revised the disclosure as shown below.  The Sub-Adviser has confirmed to the Registrant that the notional value of the derivatives will not be used for purposes of determining compliance with the 80% investment policy.  The Adviser has confirmed to the Registrant that it expects market quotations for these securities to be readily available.

“The Fund defines “bonds” as bonds of foreign government and corporate issuers as well as derivatives and other instruments with similar economic exposures (including interest rate futures, interest rate swaps, inflation swaps,

September 27, 2013

 credit default swaps, forward contracts on foreign exchanges, forward mortgage-backed securities trades and repurchase agreements).”

Comment 5. In Principal Investment Strategies, investments in structured notes are mentioned. Please include specific risk disclosure for these types of securities or revise the strategy disclosure to remove structured notes.

Response.  The Registrant has added the risk disclosure below to Principal Investment Risks:

“Structured Note Risk – Structured notes involve tracking risk, issuer default risk and may involve leverage risk. “

Comment 6. In Principal Investment Risks, revise the derivatives disclosure to include counterparty credit risk.

Response.  The Registrant has revised the Derivatives Risk as follows:

“Derivatives Risk – Financial derivatives may not produce the desired investment results because they are not perfect substitutes for the underlying securities, indices or currencies from which they are derived.  Derivatives may also create leverage, which will amplify the effect on the Fund, which may produce significant losses. Over the counter derivatives, such as swaps, are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligation.”

Dunham Floating Rate Bond Fund

Comment 7.  In Principal Investment Strategies, consider adding disclosure that the non-investment grade bank loans are commonly known as “junk”.

Response.

The Registrant has revised the disclosure as follows:

“The loans in which the Fund will primarily invest are non-investment grade (or “junk”) bank loans.”

Comment 8.  In Principal Investment Strategies, it states that the Fund will invest in foreign securities.  If the Fund will invest in emerging markets, please add disclosure to the strategy stating this and add a risk disclosure.

September 27, 2013

Response.  The Sub-Adviser has confirmed to the Registrant that the Fund will not invest in emerging markets as a principal investment strategy.

Additional Information About Principal Investment Strategies and Related Risks

Comment 9. In the Derivatives Risk disclosure, it lists margin, leverage and short sales as being types of financial derivatives.  Consider revising the disclosure to clarify that these are not derivatives.

Response.  The Registrant has revised the disclosure as follows:

“Derivatives Risk – When a Sub-Adviser uses margin, leverage, short sales or financial derivatives, such as options, futures and forward contracts, an investment in the Fund may be more volatile than investments in other mutual funds.  Derivatives may also be embedded in securities such convertibles which typically include a call option on the issuer's common stock.  Although the intention is to use such derivatives to minimize risk to the Fund, as well as for speculative purposes, there is the possibility that derivative strategies will not be used or that ineffective implementation of derivative strategies or unusual market conditions could result in significant losses to the Fund.”

Comment 10.  In the Leveraging Risk disclosure, it mentions investing in leveraged ETFs, which is not mentioned in the strategy. Please remove reference to the levered ETFs or add strategy disclosure regarding these investments.

Response.  The portion of the risk referencing leveraged ETFs is for other series of the Trust, which will be part of the same prospectus.  Therefore, the Registrant has not revised the Leveraging Risk.

Management

Comment 11.  Please confirm supplementally that the Registrant’s Order, referenced in Investment Adviser, permits the fund to pay Sub-Advisers directly and allows sub-advisory fees to be changed without shareholder approval.

Response.  The Registrant’s Order permits the fund to pay Sub-Advisers directly and allows sub-advisory fee changes without shareholder approval as long as the fee is within the pre-approved range previously approved by shareholders. The Registrant has revised the disclosure in the third paragraph of this section as follows:

September 27, 2013

“The Order also permits the Adviser, subject to the approval of the Board of Trustees, to replace Sub-Advisers or amend sub-advisory agreements, including fees (so long as the fees are within the range of fees previously approved by shareholders), without shareholder approval whenever the Adviser and the Trustees believe such action will benefit a Fund and its shareholders.”

Comment 12.  Please confirm the date that shareholders approved the Adviser’s management fee.  In Investment Adviser, it says June 23, 2006, but the Investment Advisory Agreement referenced in Part C is dated February 22, 2008.

Response.  The Registrant has confirmed that the Adviser’s management fee was last approved by shareholders on February 22, 2008 and the disclosure in Investment Adviser has been revised accordingly.

Comment 13.  In Fulcrum Fee Calculation Methodology for the Dunham Funds Sub-Advisers, please explain supplementally why it is appropriate to accrue fees on a daily basis but only pay them at the end of the year.

Response.  The Registrant’s Order permits this accrual and payment arrangement.

How to Purchase Shares

Comment 14.  In Class A Shares, in the sentence before the sales charge table, the term FESC is used but not defined.  Please clarify the disclosure.

Response.  The Registrant has revised the disclosure to reference a Front End Sales Charge instead of FESC.

How to Reduce Your Sales Charge for Class A Shares

Comment 15.  In Other Sales Charge Exceptions and Contingent Deferred Sales Charge, in the second paragraph, it states that Class A shares may be subject to a CDSC on shares redeemed during the first 18 months after their purchase in the amount of the commissions paid on those shares redeemed.  Please confirm supplementally whether this CDSC is discretionary.  If it is discretionary, please add disclosure explaining the circumstances in which the CDSC will or won’t be charged.

Response.  The Registrant confirms that the CDSC is not discretionary.

September 27, 2013

SAI:

Management of the Trust

Comment 16.  In Share Ownership, in the second column, it is titled “Aggregate Dollar Range of Equity in the Trust”.  Item 17(b)(4), instruction 3 requires this information to be a the series level.

Response.  The Registrant has revised the disclosure to be at the series level.

Comment 17. In Fulcrum Fee Calculation Methodology for the Dunham Funds Sub-Advisers, at the end of the second paragraph, it states that the Sub-Advisers will never be in a position to owe money to the Funds. However, at the end of the third paragraph, it states that the Sub-Adviser must reimburse the Funds of a negative Fulcrum Fee monthly.  Please revise the disclosure to clarify the conflicting information.

Response.  The Registrant has revised the disclosure to remove the last sentence of the second paragraph.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Thompson Hine LLP